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                                                                       Exhibit 3


CONTACT:  John Danielson           Wendy Raway              David Griebel
          Investor Relations       Media Relations          Dir. of Marketing
          First Bank System        First Bank System        FirsTier Financial
          (612)973-2261            (612)973-2429            (402)348-6465

DATE:     For Immediate Release  August 7, 1995

          FIRST BANK SYSTEM AND FIRSTIER FINANCIAL, INC.
          SIGN PURCHASE AGREEMENT


(Minneapolis) - First Bank System, Inc. (NYSE:FBS) today announced that it had agreed to acquire Omaha-based FirsTier Financial, Inc. (NASDAQ:FRST). As of June 30, 1995 FirsTier had approximately $3.6 billion in assets, $2.8 billion in deposits and operated 63 offices in Nebraska and Iowa.

     Subject to the completion of due diligence and shareholder and regulatory approvals, FBS will exchange .8829 shares of First Bank System common stock for each common share of FirsTier, resulting in a per share price of $38.00. The aggregate purchase price is approximately $700 million. In addition, FirsTier has issued FBS a warrant granting it the option to purchase up to 19.9% of the outstanding shares of FirsTier common stock under certain circumstances. FBS also announced that it intends to repurchase existing shares of its common stock approximately equal to one half of the number of shares to be issued, or approximately 8.3 million shares, and to continue its previously announced share buy back programs. FBS said it expects the acquisition to be accretive to earnings in the first year of operation.

     John F. Grundhofer, chairman, president and chief executive officer of First Bank System said, "FirsTier is the premier banking organization in Nebraska. Combining our existing presence and FirsTier's with that of our other pending acquisitions in the state, we will rank first in market share in Lincoln and second in Omaha." In January 1995, FBS acquired Metropolitan Financial Corporation, which had 16 branches and $1.2 billion in deposits in Nebraska and Iowa. FBS announced in June of this year that it would acquire First Bank of Omaha and Southwest Bank, which have deposits of approximately $200 million and $174 million, respectively. The combined banks will be the largest banking concern in Nebraska. "FirsTier is also an excellent fit with our strategic priorities," Grundhofer continued. "We both place a high priority on serving small and middle market commercial businesses and have achieved SBA Preferred Lender status. In addition, we both have shareholder value, expense control and asset quality as ongoing priorities. Having this type of synergy between organizations at the onset will create immediate benefits for customers and shareholders."



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Grundhofer said that since FBS will now have a major presence in Nebraska, that as the company has a need to expand its operations, it would give full consideration to doing so in Nebraska.

     The combined organizations also create an extensive network of 213 ATMs in Nebraska and Iowa and further expand a presence in supermarket branches. FirsTier has eight full service branches inside Bakers Supermarkets in Omaha and two inside Super Saver Supermarkets in Lincoln, First Bank of Omaha operates four full service branches inside Hy-Vee Supermarkets in Omaha. Combined, the banks will have over 485,000 retail customers and over 24,500 business customers in the two states.

     David A. Rismiller, chairman of the board and chief executive officer of FirsTier Financial said, "We are pleased to join First Bank System, the leading banking organization in Minnesota and a major player in a region stretching from Illinois to Wyoming. Our customers will benefit from their major investment in technology and innovative services including a broad array of mutual funds.
This purchase gives our shareholders an attractive price, at approximately 1.925 times book value as of June 30, and it gives shareholders ownership in a company with an excellent track record in growing shareholder value." Rismiller will be the CEO and general manager of the combined Nebraska organization. FirsTier said that it expects to take an estimated one time, after tax restructuring charge of $35 million prior to the close as a result of the acquisition.

     First Bank System is a regional bank holding company headquartered in Minneapolis with assets of $33.5 billion. The company provides complete financial services to individuals and institutions through 8 banks, a savings association and other financial services companies with 349 offices primarily in Minnesota, Colorado, North Dakota, South Dakota, Montana, Illinois, Wisconsin, Iowa, Kansas, Nebraska and Wyoming.

     FirsTier Financial, Inc. is a regional bank holding company with $3.6 billion in assets as of June 30, 1995. Common stock of FirsTier Financial is traded on the Over-the-Counter Market and is quoted on the NASDAQ National Market System with the ticker symbol FRST.